UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

10 August 2004

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Company Contact:
        Blue Square-Israel Ltd.
        Emanuel Avner, CFO
        Toll-free telephone from U.S. and Canada: 888-572-4698
        Telephone from rest of world: 972-3-928-2220
        Fax: 972-3-928-2299
        Email: cfo@coop.co.il

BLUE SQUARE – ISRAEL LTD. ANNOUNCES RESULTS OF
THE SECOND QUARTER OF 2004
— Operating Profit of NIS 56M With 4.3% Operating Margin —
— Acceleration of Consolidation Program —

ROSH HA’AYIN, Israel – August 10, 2004 – Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the second quarter and six month period ended June 30, 2004.

NOTE: Israeli GAAP Accounting Standard No. 12: Through the end of 2003, Israeli GAAP required all Israeli companies to adjust their financial statements to reflect changes in the Israeli CPI. However, the adoption of Israeli GAAP Accounting Standard No. 12 on January 1, 2004 requires all companies to revert to nominal reporting. To assure a meaningful comparison between the Company’s 2004 results, which are reported nominally, and its 2003 results, which are adjusted for changes in the CPI, please refer to NOTE A at the end of this report.

Results for the Second Quarter
Revenues: The Company’s revenues for the quarter were affected by the timing of the Passover season, which fell mostly within the first quarter of 2004, but entirely within the second quarter of 2003. Revenues for the six-month period, which eliminate the holiday effect, increased by 2.7%, evidence of a return to positive market trends. Revenues for the second quarter of 2004 were NIS 1,318.5 million(a) (U.S. $293.2 million)(b), a decrease of 1.8% compared to NIS 1,342.9 million in the second quarter of 2003 due to the seasonality of the Company's results.

Gross Profit: Gross profit for the second quarter of 2004 increased by 0.6% to NIS 349.6 million (U.S. $77.7 million) compared to NIS 347.5, resulting in an increase in gross margin for the period to 26.5% compared to 25.9% in the second quarter of 2003. This reflects improved buying terms with suppliers, offset by an increase in discounted sales from the overall sales mixture.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for the second quarter of 2004 decreased by 1.2% to NIS 293.5 million (U.S. $65.3 million) compared to NIS 297.0 million in the second quarter of 2003. This is a result of the Company’s ongoing efficiency efforts.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA (excluding one-time expenses) for the second quarter of 2004 was NIS 89 million (U.S. $19.8 million), an increase of 5.9% compared to NIS 84 million in the second quarter of 2003. EBITDA margin for the period was 6.7%, compared to 6.4% for the second quarter of 2003.

Operating Income: Operating income for the second quarter of 2004 increased by 11.0% to NIS 56.1 million (U.S. $12.5 million) compared to NIS 50.5 million in the second quarter of 2003 reflecting the quarter’s increased gross profit and reduced operating expenses. Operating margin for the quarter increased to 4.3% compared to 3.8% in the second quarter of 2003.

Financial Expenses: The Company recorded financial expenses of NIS 11.3 million (U.S. $2.5 million) in the second quarter of 2004 compared to NIS 18.8 million in the comparable period of 2003.
—	Financial expenses for 2004 are attributable to the higher level of the Company’s total debt following its issuance of debentures in August 2003, offset by two factors:
1)	until the end of the second quarter, the Company’s debentures were linked to a fixed index rather than to the actual CPI, which increased by 1.5% in the quarter
2)	the impact of hedging transactions taken in respect of the CPI increase
—	In the second quarter of 2003, the higher financial expenses reflected the 1.3% CPI decline (see Note A below).

Other Expenses: Other expenses (net) for the second quarter of 2004 were NIS 2.0 million (U.S. $0.5 million) compared to NIS 68.9 million in the second quarter of 2003. Other expenses for the second quarter of 2003 included a non-recurring expense of NIS 64 million related to an agreement between the Company and its employees.

Taxes on Income: The Company’s taxes on income for the second quarter of 2004 were NIS 15.6 million (U.S. $3.5 million) compared to a tax benefit of NIS 11.7 million in the second quarter of 2003. In accordance with the Income Tax Ordinance Amendment adopted on June 29, 2004, which provides for the gradual reduction in the rate of corporate tax commencing from January 1, 2004, the Company’s nominal tax rate for 2004 has been reduced from 36% to 35%; in addition, further reductions will come into effect at the beginning of 2005, 2006, and 2007 until a final tax rate of 30% is achieved. The effect of the amendment is reflected in the Company’s financial statements for both the three and six month periods, resulting in a decrease in the Company’s deferred tax assets and an increase in deferred tax expenses by approximately NIS 2.6 million ($0.6 million). This was offset by a decrease in current tax expenses.

Net Income: The Company’s net income for the second quarter of 2004 was NIS 20.2 million (U.S. $4.5 million), or NIS 0.52 per ADS (U.S. $0.12), compared to a loss of NIS 28.0 million, or NIS 0.73 per ADS, for the comparable period of 2003. Excluding the net effect of the one-time expense in 2003 as explained above, net income for the second quarter of 2003 was NIS 10.7 million (U.S. $2.4 million). As such, net income for the current period increased by 88.8% compared to the second quarter of 2003.

Other Operating Data: The Company’s Same Store Sales for the quarter decreased by 7.3% reflecting the timing of the Passover buying season and competition. Same Store Sales for the first half, which eliminate the Passover timing issue, decreased by 2.5%. During the second quarter of 2004, the Company opened 2 stores and closed 1 store, adding a net total of 5,300 square meters to the chain. In addition, the Company accelerated its execution of its consolidation plan, converting 2 stores to the Shefa Shuk brand, and 7 stores to the Super Center brand.

Results for the First Half
Revenues: The Company’s revenues for the first half of 2004 increased by 2.7% to NIS 2,604.3 million(a) (U.S. $579.1 million)(b) compared to NIS 2,535.7 million in the first half of 2003. This reflects positive market trends during the period together with an increase in the Company’s selling area.

Gross Profit: Gross profit for the first half of 2004 increased by 2.2% to NIS 688.8 million (U.S. $153.2 million) compared to NIS 674.3 million in the first half of 2003 reflecting the higher level of sales. However, gross margin for the period decreased to 26.5% compared to 26.6% in the first six months of 2003 reflecting a significant increase in the proportion of discount sales out of the overall sales mixture, offset somewhat by improved buying terms with suppliers.

Selling, General, and Administrative Expenses: The Company’s selling, general, and administrative expenses for the first half of 2004 decreased by 1.7% to NIS 582.7 million (U.S. $129.6 million) compared to NIS 592.5 million in the first half of 2003. As a percentage of revenues, SG&A for the period decreased by a full percentage to 22.4% from 23.4% in the parallel period of 2003. This is a result of the success of the Company’s continuous cross-organization efficiency efforts.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization): EBITDA (excluding one-time charges) for the first half of 2004 was NIS 176 million (U.S. $39.1 million), an increase of 16.6% compared to NIS 151 million in the first half of 2003. EBITDA margin for the period was 6.8%, compared to 6.0% for the first six months of 2003.

Operating Income: Operating income for the first half of 2004 increased by 30.0% to NIS 106.1 million (U.S. $23.6 million) compared to NIS 81.7 million in the first six months of 2003. This reflects the increased revenues for the period, together with lower operating expenses. Operating margin for the first half increased to 4.1% compared to 3.2% in the first half of 2003.

Financial Expenses: The Company recorded financial expenses of NIS 27.5 million (U.S. $6.1 million) in the first half of 2004 compared to NIS 18.7 million in the comparable period of 2003. The higher level of financial expenses for 2004 reflects increased total debt following the Company’s issuance of debentures in August 2003, together with dividend payments made during the year offset by the effect of the transition to nominal financial reports in 2004.

Other Expenses: Other expenses (net) for the first half of 2004 were NIS 6.2 million (U.S. $1.4 million) compared to NIS 70.2 million in the first half of 2003, including the net effect of one-time expense explained in Other Expenses for the three-month period.

Net Income: The Company’s net income for the first half of 2004 was NIS 33.9 million (U.S. $7.5 million), or NIS 0.88 per ADS (U.S. $0.20), compared to a net loss of NIS 12.3 million, or NIS 0.32 per ADS, for the first half of 2003. Excluding the one-time expenses in 2003 as explained above, net income for the first half of 2003 was NIS 26.4 million (U.S. $5.9 million). As such, net income for the first half of 2004 increased by 28.4% compared to the first half of 2003.

Other Operating Data: The Company’s Same Store Sales for the first half decreased by 2.5%, a significant improvement compared to the first half of 2003, when Same Store Sales decreased by 13.9% compared with the same period of the prior fiscal year. During the first half of 2004, the Company opened 4 stores and closed 3 stores, adding a net total of 6,300 square meters to the chain. In addition, during the period the Company converted 2 stores to the MEGA brand, 5 stores to the Shefa Shuk brand, and 11 stores to the Super Center brand.

Comments of Management
Commenting on the results, Mr. Gil Unger, Blue Square’s President and CEO, said, “After two years of sales decline, we are pleased to report rising sales and a substantial increase in profitability for the first half of 2004. This success derives from a number of factors, including our focus on three core brands, negotiations with suppliers, and an unrelenting focus on improved efficiency. As demonstrated by recent Nielson ratings, which show that we are gaining market share, these activities are helping us flourish despite an increasingly competitive marketplace.

“We are excited about our initiatives for the future. After recording uniformly positive – and sometimes dramatically improved – initial results from our store rebranding and renovation program, we have accelerated the pace, with the goal of completing the consolidation by the end of the year. The guiding principle behind the mix and location of our stores is to make it easy for customers to take advantage of all three Blue Square shopping experiences: MEGA regional stores for large, one-stop shopping trips, Super Center neighborhood stores for personal service and convenience, and Shefa Shuk warehouse stores for rock-bottom prices and the products demanded by Israel’s Orthodox population. In regions where we have established the right mix of stores, the reward has been a substantial increase in overall sales. We are therefore working to duplicate the model nationwide.

“To drive home our brand concepts, we have rolled out an aggressive nationwide marketing campaign. We have also begun experimenting with a variety of innovative marketing and management concepts. For the long term, have begun exploring additional initiatives in the areas of Near-Food (toiletries, cleaning products, etc.), Non-Food (housewares, textiles, etc.), and efficiency. Overall, we are working with entrepreneurial enthusiasm to capitalize on Blue Square’s impressive core strengths: its unmatched penetration throughout Israel, solid financial platform and brand muscle.”

         NOTE A: Transition to Nominal-Historical Financial Reporting
With effect from January 1, 2004, the Company has adopted the provisions of Standard No. 12 -“Discontinuance of Adjusting Financial Statements for Inflation” – of the Israel Accounting Standard Boards and, pursuant thereto, the Company has discontinued, from the aforesaid date, the practice of adjusting its financial statements for the effects of inflation.

1)	Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency (hereafter – “NIS”), based upon changes in the consumer price index (hereafter - “the CPI”) , in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter – “the Israeli Institute”). The adjusted amounts, as above, presented in the financial statements as of December 31, 2003 (hereafter – “the transition date”), are used as the opening balances for the nominal-historical financial reporting in the following periods. Additions made after the transition date have been included in the financial statements at their nominal values.

2)	The comparative figures included in these financial statements are based on the adjusted financial statements for the prior reporting periods, as previously presented, after adjustment to the CPI for December 2003 (the CPI in effect at the transition date).

3)	The amounts reported for periods after the transition date are composed as follows: all the amounts originating from the period prior to the transition date are composed of their adjusted amount at the transition date, with the addition of amounts in nominal values that were added after the transition date, and net of amounts that were deducted after the transition date (the retirement of such sums is effected at their adjusted values as of transition date, their nominal values, or a combination of the two, according to the circumstances). All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

         NOTE B: Convenience Translation to Dollars
The convenience translation of the Adjusted New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at June 30, 2004: U.S. $1.00 equals NIS 4.497. The translation was made solely for the convenience of the reader.

The Company will hold teleconferences to discuss its results today, August 10th, 2004, in both Hebrew and English. The Hebrew conference call will be held at 14:00 Israel time (7:00 AM New York time). The access numbers for the Hebrew conference call are 03-925-5910 in Israel, or +972-3-925-5910 from outside of Israel. The English conference call will be held at 10:00 AM New York time (17:00 in Israel). The access number from the U.S. or Canada is 800-946-0741, while the access number from outside the U.S. and Canada is 1-719-457-2649.

Taped replays of all teleconferences will be available after the call. To access the replay of the Hebrew teleconference, please call 03-925-5929 in Israel, or +972-3-925-5929 from outside of Israel, until midnight, August 12th. To access the replay of the English teleconferences, please call 888-203-1112 from the U.S. or Canada, and 1-719-457-0820 from outside the U.S. and Canada, until midnight, August 16th, and mention the access code 715180.

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 162 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2004

	December 31, 2003	June 30		Convenience translation June 30, 2004
		2003	2004
	NIS in thousands			U.S.$ in thousands
	(Audited)	(Unaudited)		(Unaudited)

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	63,255	20,127	55,734	12,393
Marketable securities	15,137	-	-	-
Trade receivables	512,972	546,455	520,202	115,677
Other accounts receivable	118,762	103,367	125,489	27,905
Inventories	276,113	292,926	278,942	62,028

	986,239	962,875	980,367	218,003

INVESTMENTS IN AFFILIATES	3,999	2,991	3,965	882

FIXED ASSETS, NET	2,073,169	2,128,407	2,044,708	454,683

INTANGIBLE ASSETS AND
DEFERRED CHARGES, NET	136,273	125,524	114,459	25,452

	3,199,680	3,219,797	3,143,499	699,020

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2004

	December 31, 2003	June 30		Convenience translation June 30, 2004
		2003	2004
	NIS in thousands			U.S.$ in thousands
	(Audited)	(Unaudited)		(Unaudited)

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Short-term credit from banks	212,521	188,980	254,410	56,573
Trade payables	700,626	739,928	769,712	171,161
Other payables and accrued expenses	361,923	441,799	376,223	83,660

	1,275,070	1,370,707	1,400,345	311,394

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current maturities	286,084	322,578	397,704	88,438
Debentures	200,000	-	200,000	44,474
Convertible debentures	200,000	-	190,517	42,365
Deferred taxes	15,322	16,665	13,457	2,992
Accrued severance pay	25,599	27,974	22,950	5,103

	727,005	367,217	824,628	183,372

MINORITY INTEREST	160,265	154,770	90,684	20,165

SHAREHOLDERS' EQUITY:
Share capital	52,121	52,121	52,380	11,648
Additional paid-in capital	741,008	741,008	750,162	166,814
Retained earnings:
Dividend declared after balance sheet date	198,421	281,074	-	-
Unappropriated	45,790	252,900	25,300	5,627

	1,037,340	1,327,103	827,842	184,089

	3,199,680	3,219,797	3,143,499	699,020

BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATION

						Convenience translation for the three months
	Year ended December 31	Six months ended June 30		Three months ended June 30		ended June 30
	2003	2003	2004	2003	2004	2004
	NIS in thousands, except share and per share data					U.S.$ in thousands
	(Audited)	(Unaudited)				(Unaudited)

Sales	5,170,510	2,535,699	2,604,328	1,342,881	1,318,452	293,185
Cost of sales	3,777,411	1,861,431	1,915,482	995,385	968,902	215,455

Gross profit	1,393,099	674,268	688,846	347,496	349,550	77,730
Selling general and administrative expenses	1,190,425	592,529	582,705	296,987	293,462	65,257

Operating income	202,674	81,739	106,141	50,509	56,088	12,473

Financial expenses, net	48,813	18,706	27,472	18,839	11,310	2,515
Amortization of goodwill	5,740	2,697	2,914	1,281	1,464	325

Other expenses, net	136,612	70,243	6,212	68,888	2,033	453

Income (loss) before taxes on income	11,509	(9,907)	69,543	(38,499)	41,281	9,180
Taxes on income (tax benefit)	8,445	(1,882)	27,380	(11,656)	15,638	3,477

Income (loss) after taxes on income	3,064	(8,025)	42,163	(26,843)	25,643	5,703
Share in profits (losses) of associated
companies - net	742	67	(806)	(11)	(1,009)	(224)
Minority interest	(10,852)	(4,355)	(7,457)	(1,114)	(4,391)	(976)

Net income (loss)	(7,046)	(12,313)	33,900	(27,968)	20,243	4,503

Earnings (loss) per ordinary share or ADS	(0.18)	(0.32)	0.88	(0.73)	0.52	0.12

Number of shares or ADS used to compute earnings
(loss) per share outstanding during the period	38,400,000	38,400,000	38,659,458	38,400,000	38,659,458	38,659,458

BLUE SQUARE – ISRAEL LTD.
SELECTED OPERATING DATA

	For the six months ended June 30		For the three months ended June 30		Convenience translation for the three months ended June 30 2004 U.S.$
	2003 NIS	2004 NIS	2003 NIS	2004 NIS
	(Unaudited)		(Unaudited)		(Unaudited)

Sales (in millions)	2,536	2,604	1,343	1,318	293

Operating income (in millions)	82	106	51	56	12

EBITDA (in millions)
(excluding one-time expenses)	151	176	84	89	20

EBITDA margin
(excluding one-time expenses)	6.0%	6.8%	6.4%	6.7%	NA

Decrease in same store sales*	(13.9)%	(2.5)%	(7.2)%	(7.3)%	NA

Number of stores at end of period	162	162	162	162	NA
Stores opened during the period	1	4	1	2	NA
Stores closed during the period	12	3	6	1	NA

Total square meters at end of period	281,800	297,100	281,800	297,100	NA
Square meters added (closed)
during the period	(10,800)	6,300	(2,200)	5,300	NA

Sales per square meter	8,902	8,844	4,722	4,438	987

Sales per employee	372	392	197	196	44

* Compared with the same period in the prior fiscal year.